Room 4561

January 24, 2007

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

      Re: Cintel Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2005
            Filed April 17, 2006
            File No. 333-100046

Dear Mr. Kim:

We have reviewed your response letter dated November 24, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1. We note your response to prior comment 3 where you indicate that all sales in
    2005 were to distributors and that each sale had unique payment terms designed
    to mirror the distributor's cash flow from the ultimate sale to the end user. Clarify
    why you believe that, under these circumstances, revenue recognition upon
    delivery of merchandise is appropriate. As part of your response, describe the
    specific payment terms you offer your distributors. If you offer different terms to
    different distributors and for different arrangements, indicate this. Please note
    that, based on your response, it appears that you do not have standard payment
    terms and that collection generally occurs upon collection by your customers from
    end users. Accordingly, your fees do not appear to be fixed and determinable at
    the outset of your arrangements. For further guidance, refer to SAB Topic
    13.A.1. Footnote 5 to SAB Topic 13 indicates that the guidance in paragraphs 26
    and 30-33 of SOP 97-2 is appropriate for sales transactions where authoritative
    guidance does not otherwise exist. Paragraphs 27 through 29 of SOP 97-2 should
    also be considered in transactions where the risk of technological obsolescence is
    high.

Note 10. Income Taxes, page F-17

2. We note your response to prior comment number 8 and the corresponding
    revisions to your financial statements. We further note that you continue to report
    a net deferred tax asset and a related tax benefit as of and for the year ended
    December 31, 2004.

    As noted in our prior comment, you were in a cumulative loss position as of
    December 31, 2004. Additionally, given the degree and objective verifiability of
    the negative evidence represented by your cumulative losses, projections and
    other subjective factors are not sufficient to support a conclusion that a valuation
    allowance is not required. Accordingly, revise your financial statements to reflect
    a valuation allowance as of December 31, 2004 that is consistent with your recent
    earnings history and the requirements of SFAS 109.

                                    * * * * * * *

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all

correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3489 if you have questions regarding these comments.

                        Sincerely,

                        Brad Skinner
                        Accounting Branch Chief